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SEC FILE NUMBER
8-49385

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2024 (MM/DD/YY) AND ENDING December 31, 2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IBS Holding Corporation dba I-Bankers Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1200 N Federal Hwy, Suite 215
(No. and Street)

Boca Raton	Florida	33432
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alan Levin	561-220-8858	alan@ibsgroup.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Driven, PSC
(Name – if individual, state last, first, and middle name)

B7 Tabonuco Street. Ste 302	Guanabo	PR	00968
(Address)	(City)	(State)	(Zip Code)

09/23/2021	6817
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Levin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IBS Holding Corporation dba I-Bankers Securities, Inc., as of 12/31, 2 024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Financial Officer

[signature]
Notary Public

ROBERT S. NATISS
Notary Public - State of Florida
Commission # HH 469047
My Comm. Expires Nov 30, 2027
Bonded through National Notary Assn.

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.

Consolidated Financial Statements
With Supplemental Information
and
Report of Independent Registered Public Accounting Firm
December 31, 2024

driven

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
IBS Holding Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of IBS Holding Corporation (the "Company") and subsidiary as of December 31, 2024, the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

Auditors' Report on Supplemental Information

The Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and Reconciliation of Form X-17A-5 Part II Filing to Consolidated Statement of Financial Condition, Schedule II – Computation for Determination of the Reserve Requirement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Driven, P.S.C.
License No. 329 Expires December 1, 2027
Guaynabo, Puerto Rico
April 30, 2025

DPSC329-499
IBS HOLDING CORPORATION

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of December 31, 2024

ASSETS		
Cash and cash equivalents	$	1,017,962
Deposit with clearing organization		150,000
Accounts receivables		1,769,755
Due from clearing firm		781,603
Due from related parties		6,158,896
Financial instruments owned, at fair value		14,575,303
Other receivables		244,625
Investments in related entity – equity method		195,080
Property and equipment, net		2,556,206
Operating right of use asset		167,153
Prepaid expenses and other assets		329,411
Total Assets	$	27,945,994
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	727,378
Payable to clearing firm		433,827
Operating lease liability		171,539
Total Liabilities		1,332,744
STOCKHOLDERS' EQUITY		
Common stock, 100,000 shares of $.01 par value		
Authorized, 53,000 shares outstanding		530
Additional paid in capital		933,206
Less: Treasury Stock		(320,000)
Retained Earnings		25,999,514
Total Stockholders' Equity		26,613,250
Total Liabilities and Stockholders' Equity	$	27,945,994

The accompanying notes are an integral part of these consolidated financial statements.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
CONSOLIDATED STATEMENT OF INCOME
Year Ended December 31, 2024

REVENUES:	
Commissions	$ 1,244,055
Underwriting	2,540,921
Consulting	5,529,568
Loss from proprietary trading, net	(6,095,910)
Transfer pricing revenue	84,525
Interest income	491,707
Total Revenues	3,794,866
GENERAL AND ADMINISTRATIVE EXPENSES:	
Commissions, compensation, and benefits	3,645,057
Clearing costs	197,385
Communications	261,891
Consulting fees	46,491
Depreciation and amortization	357,641
Occupancy	146,113
Professional fees	232,542
Regulatory expenses	115,346
Provision for credit losses	30,408
Interest expense	47,512
Other operating expenses	636,251
Total Expenses	5,716,637
NET OPERATING LOSS	(1,921,771)
NON-OPERATING REVENUES AND EXPENSES	
Loss on sale of fixed assets	(21,428)
Loss from affiliate - Equity method	(487,847)
Income tax benefit	
Current	35,698
NET LOSS	$ (2,395,348)

The accompanying notes are an integral part of these consolidated financial statements.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2024

	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings	Total
As of December 31, 2023	$ 530	$ 933,206	$ (320,000)	$ 34,511,442	$ 35,125,178
Net Loss	-	-	-	(2,395,348)	(2,395,348)
Dividends In-kind	-	-	-	(6,116,580)	(6,116,580)
As of December 31, 2024	$ 530	$ 933,206	$ (320,000)	$ 25,999,514	$ 26,613,250

The accompanying notes are an integral part of these consolidated financial statements.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended December 31, 2024

CASH FLOW FROM OPERATING ACTIVITIES	
Net Loss	$ (2,395,348)
Adjustments to reconcile Net loss to Net Cash used in operating activities	
Securities received in lieu of cash	(2,999,546)
Depreciation and amortization	357,641
Provision for credit losses	30,408
Non-cash lease expense	(131,088)
Loss from affilate - equity method	487,846
Loss on sale of fixed asset	21,428
Changes in assets and liabilities:	
Accounts receivable	(1,575,712)
Due from clearing firm	(781,603)
Other receivables	2,364
Receivables - related party	(102,891)
Prepaid expenses and other assets	606,502
Financial instruments owned, at fair value	4,057,690
Accounts payable and accrued expenses	(75,925)
Payable to clearing firm	(369,789)
Operating lease liability	132,637
Net cash used in operating activities	(2,735,386)
Investing Activities	
Proceeds from sale of fixed asset	82,500
Return of capital in equity method investment	35,000
Net cash provided by investing activities	117,500
Net cash decrease for the year	(2,617,886)
Cash at beginning of year	3,635,848
Cash and cash equivalents at end of year	$ 1,017,962
Supplemental cash flow disclosure:	
Cash refund of federal income tax	$ 536,672
Non-cash investing and financing activities:	
Retirement of asset sold	$ 103,928
In-kind dividend distribution of securities	$ (6,116,580)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE A - BUSINESS AND ORGANIZATION

Incorporation and Professional Affiliations

IBS Holding Corporation (the "Company") was incorporated in Texas in July 1996. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), does business under the name I-Bankers Securities, Inc., is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC") and the securities commissions of appropriate states. The financials presented herein include the consolidation of a wholly owned subsidiary, Island Capital II LLC, an entity which owns and operates a corporate yacht.

Nature of Business

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule except those other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 limited to (1) proprietary trading; and (2) receiving transaction-based compensation for identifying potential merger and acquisition and financing opportunities for clients, placement fees, underwriting, and advisory services. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The principal business activities of the Company include underwriting primary offerings of equity securities; investment banking consulting/advisory services; sales of securities to institutional and individual investors; and trading of securities for its own account.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of the Company's consolidated financial statements is in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company bases its estimates and assumptions on historical experience and market information (when available) and on various other factors that it believes to be reasonable under the circumstances, management exercises significant judgment in the final determination of its estimates. Actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company has defined cash and cash equivalents as cash held at financial institutions and highly liquid investments with maturities of less than three months when acquired that are not held for sale in the ordinary course of business. The Company occasionally holds cash in financial institutions in excess of the Federal Deposit Insurance Corporation ("FDIC") insured limits. The Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such institutions. The amount above federally insured limits in all accounts totaled approximately $543,000 at December 31, 2024.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments, at Fair Value:
Financial instruments owned, and financial instruments sold, not yet purchased, if any, are recorded on trade-date and carried at fair market value. Realized and unrealized gains and losses from financial instruments owned is reflected in loss from proprietary trading in the statement of income.

During 2024, the Company made various In-kind Distributions of Securities totaling $6,116,580. In January 2024, $5,395,080 was distributed in the form of two US Treasury Notes owned by the Company i.) 3,400 bonds of CUSIP 91282CGG0 with a total value of $3,395,703 and ii.) 2,000 bonds of CUSIP 91282CHL8 with a total value of $1,999,377. In September 2024, $721,501 was distributed in the form of 246,246 shares of common stock in Cipher Mining Inc. (NASDAQ "CIFR"), owned by the company.

Property and Equipment, net:
Property and equipment are recorded at cost net of accumulated depreciation. Depreciation is computed by use of the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Accounts Receivable, Net of Allowance for Credit Losses:
The Company records receivables from time to time, principally amounts due from participating in the underwriting and management of initial public offerings. The balance, net of an allowance for credit losses at December 31, 2024, was $1,769,755, and the Company assesses these assets measured at amortized cost for credit losses using a current expected credit loss (“CECL”) methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. In accordance with CECL methodology, the Company recorded $30,408 in provision for credit loss related to these receivables. Management determined that no allowance for credit losses was necessary as of December 31, 2024.

Due from Clearing Firm:
The Company has receivables from its clearing firm. The receivables totaling $781,603 consist of commissions owed to the Company, which on December 31, 2024, amounted to $484,103, and a clearing conversion credit associated with the signing of a new clearing agreement in 2024, which on December 31, 2024, amounted to $297,500. The commissions owed are usually paid within seven to ten days following the close of the prior month. The clearing conversion credit is applied quarterly at a rate of $17,500 per quarter.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Due from Related Parties:
The Company has receivables from related parties. The receivables from related parties are uncollateralized, but the Company has verified the ability of the related party to repay. The Company considers these related party receivables to be all collectible and accordingly, management believes that an allowance for credit loss is not required. As of December 31, 2024, three shareholders have loans from the Company totaling $6,158,896 which was comprised of $5,968,426 in principal plus accrued interest of $105,945. The stated interest rate is 0.91%. These notes are not collateralized and do not have a specified repayment term. While the notes are subject to extended repayment terms, the related parties can repay the notes on demand. These notes receivable are considered fully collectable based on managements' assessment of the related parties' financial condition and their historical repayment patterns. Additionally, as of December 31, 2024, the Company had a receivable due from its affiliate, IB Capital, LLC in the amount of $84,525. The Company received this payment in January 2025.

Other Receivable Net of Allowance for Credit Losses:
The Company had other receivables as of December 31, 2024, totaling $244,625. The balance was comprised of $137,149 in unpaid and accrued US Treasury interest receivable on its investments and $100,000 in a forgivable loan and $7,475 in accrued interest to one of its registered representatives, with a term of 4 years and accruing interest at 6% per year.

Income Taxes:
The Company and its subsidiary computes its income taxes on a separate return basis and utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 – *Income Taxes* (ASC 740).

The Company evaluates uncertain tax positions under ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized because of applying the provisions of ASC 740. In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the statements of operations. Penalties would be recognized as a component of "General and administrative expenses." The Company has no uncertain tax positions related to tax years that remain subject to examination by relevant tax authorities. As of December 31, 2024, no liability for unrecognized tax benefits was required to be recorded, and no change in assessment is expected within the next 12 months.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition:
Revenue is measured based on performance obligations and the consideration specified in a contract with a customer. The Company recognizes revenue at the point in time that it satisfies a performance obligation by transferring control over goods or service to a customer. The Company's revenues include:

a. Commissions
b. Underwriting income
c. Consulting income

Commission:
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Amounts receivable and payable for commissions that have not reached their contractual settlement date are recorded net as accounts receivable on the consolidated statement of financial condition. On December 31, 2024, the receivable balance was $484,103.

Underwriting Income
These services include being engaged to provide underwriting services on behalf of the issuer of securities as the lead underwriter or as part of a syndicate of underwriters. The Company recognizes revenue on trade date, once the performance obligations of the offering, as described in the engagement letter or underwriting invitation, have been completed. The Company underwrites securities for business entities that want to raise funds through a sale of securities and those Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter as clearly indicated in the Registration filing. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy as clearly indicated in the Registration filing and may consist of the Underwriting and management fees as well as the selling concession.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Consulting income:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued. The agreements on occasion contain non-refundable retainer fees and success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its non-refundable retainer payments, to ensure its fee relates to the transfer of a service, as a distinct performance obligation, in exchange for the retainer.

If a promised service is not distinct, the Company combines that service with other promised services until it identifies a bundle of services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue in the consolidated statement of financial condition. There was no deferred revenue balance on December 31, 2024.

Leases:
The Company accounts for its leases in accordance with FASB ASC 842, Leases. The Company is a lessee on two non-cancellable operating leases for its Connecticut office and its Florida office. The leases expire in April 2025 and March 2027, respectively. The annual cost of the Connecticut lease is approximately $32,000 and the Florida lease is approximately $123,000. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a right of use (ROU) asset and a lease liability at the commencement date of the lease.

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equity Method of accounting for equity investments:
ASC 323 Investments — Equity Method and Joint Ventures provides guidance on the criteria for determining whether you have an investment that qualifies for the equity method of accounting and how to account for the investment under US GAAP. The equity method is an appropriate means of recognizing increases or decreases measured by generally accepted accounting principles (GAAP) in the economic resources underlying the investments. Furthermore, the equity method of accounting more closely meets the objectives of accrual accounting than does the cost method because the investor recognizes its share of the earnings and losses of the investee in the periods in which they are reflected in the accounts of the investee. The investor then has a degree of responsibility for the return on its investment, and it is appropriate to include in the results of operations of the investor its share of the earnings or losses of the investee. Influence tends to be more effective as the investor's percentage of ownership in the voting stock of the investee increases. Investments of non-voting stock or relatively small percentages of voting stock of an investee tend to be passive in nature and enable the investor to have little or no influence on the operations of the investee. The Company has an investment in I-Bankers Direct, LLC., in which it uses the equity method for its investment.

NOTE C – PROPERTY AND EQUIPMENT, NET

The following table sets forth the components of the Company's property and equipment as of December 31, 2024.

	Cost	Method	Life
Computers and Equipment	27,637	Straight Line	3 Years
Furniture	12,352	Straight Line	7 Years
Boat	3,197,161	Straight Line	10 Years
Total	$ 3,237,150		
Accumulated Depreciation	680,944		
Property and equipment, net	$ 2,556,206		

For the year ended December 31, 2024, the Company recorded depreciation and amortization expense of $357,641.

NOTE D - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital of $9,222,046 which was $9,122,046 in excess of its required net capital of $100,000. The aggregate indebtedness ratio was 0.008 to 1.

NOTE E – CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit with its clearing broker is refundable but, subject to offsets if the Company ceases doing business with the clearing broker before the natural contract expiration. Amounts payable to its clearing organization as of December 31, 2024, consists of clearing firm expenses for December 2024 activity in addition to an amount payable to the clearing broker dealer as of December 31, 2024, which consists of margin debt collateralized by securities owned.

As of December 31, 2024, the balance for payable to clearing firm was $433,827.

NOTE F – CONTINGENCIES

In accordance with US GAAP, when necessary, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a given matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and appropriate adjustments are made when necessary.

In making these decisions, management bases its judgments on its knowledge of the situation, consultation with legal counsel and its historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution.

NOTE G – RELATED PARTY AND RELATED PARTY TRANSACTIONS

For the year ended December 31, 2024, the Company provided consulting services to its affiliate, IB Capital, LLC. The services were related to the investment banking advisory agreements of the affiliate with its corporate clients. Such consulting services provided by the Company resulted in fees paid to the Company in the amount of $84,525. Such amount was outstanding in the Company's due from related parties as of December 31, 2024. This outstanding receivable was received in January 2025.

NOTE H – FAIR VALUE MEASUREMENTS

US GAAP and FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three broad levels: Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities; Level 2 – Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs are the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company; Level 3 – Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

- U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.
- Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.
- Derivative Contracts. Derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in level 2 of the fair value hierarchy.
- Private Placement Units and Representative Shares. Private placement units typically include restricted equity securities or convertible instruments issued by privately held entities. The fair value of these investments is determined using recent transaction prices, adjusted for factors such as the time elapsed since the transaction, changes in market or company-specific conditions, and any known significant events or developments. They are categorized in level 3 of the fair value hierarchy.
- Private Companies. Investments in private operating companies are generally valued using a market approach. The market approach utilizes pricing multiples derived from comparable public companies or recent market transactions. They are categorized in level 3 of the fair value hierarchy.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024

NOTE H – FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

Asset	Level 1	Level 2	Level 3	Total
US Government debt	$ 8,764,090	$ -	$ -	$ 8,764,090
Exchange traded equities	176,452	-	-	176,452
Private investment	-	-	5,476,000	5,476,000
Private placement units and Representative	-	-	-	-
Warrants, Rights and Units	-	158,761	-	158,761
Total	$ 8,940,542	$ 158,761	$ 5,476,000	$ 14,575,303

For the year ended December 31, 2024, the Company reported loss from proprietary trading of $6,095,910 which consisted of realized losses of 5,670,579 and unrealized loss of $425,331.

On December 31, 2024, private securities consisted of shares held by the Company in several businesses. The following table provides a reconciliation between the beginning and ending balance of assets measured at fair value on a recurring basis that used significant unobservable inputs (Level 3):

Level 3 Assets at Fair Value, at January 1, 2024	$ 5,476,000
Non-Cash Purchase	2,369,800
Transfers into (out of) Level 3	-
Unrealized gain (loss)	607,938
Realized gain (loss)	(2,977,738)
Level 3 Assets at Fair Value, at December 31, 2024	$ 5,476,000

The following disclosures provide information on the valuation techniques for each major category of assets measured at fair value on a recurring basis with a significant level 3 balance. The $5,476,000 in private investments valuation is estimated using the market approach and recent funding rounds by the issuer in 2024. Other private securities owned as of December 31, 2024, were private placement units and representative shares in companies that have not yet successfully been formed as a result of a business combination with a SPAC. Those entities were estimated using the market approach and are valued at $0 until and only if a business combination is completed.

NOTE I – LEASES

Operating Leases

The Company leases certain office space and equipment under various operating leases. In addition to rent, the Company pays for taxes, insurance, maintenance, and other operating expenses. The Company recognized rent expense on a straight-line basis over the term of the lease, excluding renewal periods, unless renewal of the lease is reasonably assured.

NOTE I – LEASES (CONTINUED)

The following summarizes the line items in the balance sheet which includes amounts for operating leases as of December 31, 2024:

Operating right of use asset	167,153
Operating lease liability	171,539

The components of lease expense were as follows:

Interest Expense:	$	5,681
Amortization of Operating Costs:	$	142,001
Fixed operating lease costs	$	104,296
Variable lease costs	$	41,817
Total occupancy costs	$	146,113

Operating lease - Right of Use Obligation

As all existing leases are classified as operating leases under the new standard, the Company has determined that the identified operating leases did not contain non-lease components and required no further allocation of the total lease cost. Additionally, the agreements in place did not contain information to determine the rate implicit in the leases, so the Company used its incremental borrowing rate as the discount rate. The Company's weighted average discount rate is 4.6% and the weighted average remaining lease term is 26 months.

Maturities of lease liabilities as of December 31, 2024, were as follows:

2025	$	84,344
2026		76,375
2027 and thereafter		19,188
	$	179,907
Total minimum lease payments		179,907
Amounts representing interest not yet incurred		(8,368)
Present value of lease obligations	$	171,539

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024

NOTE J – EQUITY METHOD INVESTMENTS

The Company accounts for investments in companies where it does not exercise control and whose results are not consolidated under the equity method. Significant influence is generally considered to exist when our ownership interest in the voting stock of the investee is within quantitative guidance, although other factors, such as representation on the investee's board of directors and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. Under the equity method of accounting, the investments are initially recorded at cost and subsequently adjusted by the Company's proportionate share of the investee's net income or losses and any dividend distributions.

We record contributions and distributions as an increase or decrease in the carrying value of the investment, respectively. When the Company's interest in an equity method investment company is reduced to zero, the Company records no further losses in its Consolidated Statement of Income unless the Company has an outstanding guarantee obligation or has committed additional funding to such equity method investment companies. When such equity method investment companies subsequently report income, the Company will not record its share of such income until it exceeds the amount of the Company's share of losses not previously recognized.

The Company also evaluates the equity method investments for potential impairment whenever events or changes in circumstances indicate that there is other than a temporary decline in value of the investment. Such events include, but are not limited to, sustained operating losses by the investee or long-term negative changes in the investee's industry and sales of ownership interests at prices below our carrying value of our investment. No impairment charges were recorded in relation to the equity method investments during the years ended December 31, 2024.

The Company uses the equity method of accounting for its investment in I-Bankers Direct LLC, and it is related to the Company through common ownership. The Company owns 67.91% of the investee's outstanding shares but the bases in all other investors has been depleted, and the Company has made 100% of the capital contributions since, to sustain operations. The Company's investment is represented by Class C non-voting shares. The following table represents the roll forward of the Company's equity investment in the investee:

Year Ended	Beginning Equity	Capital Distribution	Loss	Ending Equity
12/31/2024	$ 717,927	($ 35,000)	($487,847)	$ 195,080

As of December 31, 2024, I-Bankers Direct had total assets of $792,047 and total liabilities of $596,967. For the year ended December 31, 2024, I-Bankers Direct had a net loss of $ 487,847 and distributed $35,000 cash back to the Company.

NOTE K – INCOME TAXES

The provision for (benefit from) income taxes is as follows:

Current:		
Federal	$	(28,288)
State and local		(7,409)
Total current tax benefit	$	(35,697)
Deferred:		
Federal	$	-
State and local		-
Total deferred tax expense		-
Total provision for (benefit from) income taxes	$	(35,697)

The components of the Company's net deferred tax assets (liabilities) are as follows:

Unrealized loss	$	17,473
Fixed assets		93,989
Investment in partnerships		(18,562)
Net operating loss		244,567
Accrued professional fees		16,136
Valuation allowance		(353,603)
Net deferred tax asset	$	-

The Company's effective tax rate for the year ended December 31, 2024, was 7.06%. The effective tax rate differs from the US federal statutory rate of 21%, primarily due to state and local income taxes and change in valuation allowance.

As of December 31, 2024, the company had a net operating loss carryforward of $1,164,605 with no defined limit on its last date of use.

NOTE L – CONCENTRATIONS

Bank balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The amount above federally insured limits in all accounts totaled approximately $543,000 at December 31, 2024.

NOTE M – RETIREMENT PLANS

Cash Balance Plan

The Company sponsors the IBS Holding Corporation Cash Balance Plan ("Cash Balance Plan"). The Cash Balance Plan is a defined benefit plan covering substantially all employees of the Company who meet the years of employment and hours worked per year requirement. Qualified Participants' (other than Owner Participants) receive a contribution credit of 3% of their plan compensation as defined by the plan after the end of each plan year. A participants' cash balance, as computed at the end of the plan year, provides for an annual interest credit of 5% and all contributions are subject to three-year cliff vesting. For the year ended December 31, 2024, the Company's contribution to the Cash Balance Plan was $58,500. These amounts are included in employee compensation and benefits in the consolidated statement of income.

Profit Sharing Plan

The Company participates in a defined contribution profit-sharing plan (the "Plan"). The Company maintains the Plan and the expense is allocated to the Company by a formula determined by management. The Plan provides for profit-sharing contributions for all employees who are employed by the Company on the last day of the plan year, have attained 21 years of age and who have completed one thousand hours of service within the plan year. The profit-sharing contribution percentage is determined at the discretion of senior management and is based on each participating employees' total compensation for the measurement year. Plan contributions are based on the compensation of the participants and all contributions are subject to a six-year graded vesting. For the year ended December 31, 2024, the Company's contribution to the profit-sharing plan was $97,554. These amounts are included in employee compensation and benefits in the consolidated statement of income.

NOTE N – SUBSEQUENT EVENTS

Subsequent events were evaluated through April 30, 2025, the date which the consolidated financial statements were available to be issued. As of that date there were no subsequent events to report.

SUPPLEMENTAL SCHEDULE I

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2024

Total Ownership Equity	$ 26,613,250
Non-Allowable Assets	
Deposit with clearing organization	100,000
Accounts receivable and other receivables	1,961,756
Due from clearing firm	297,500
Financial instruments owned, at fair value	5,476,000
Investment in related entity - equity method	2,435,379
Property and equipment, net	(1,522)
Receivables - related parties	6,391,801
Prepaid expenses and other assets	329,411
Total non-allowable assets	16,990,325
Net Capital before Security Haircuts	9,622,925
Security Haircuts	400,846
Net Capital, as adjusted	$9,222,079
Required Net Capital	100,000
Excess Net Capital	$9,122,079
Aggregate Indebtedness per financial statements	$731,764
AI Allowance for contingent liabilities	-
Total Aggregate Indebtedness	$731,764

Reconciliation with Company's computation
(included in FOCUS Part II of Form X-17A-5 as of December 31, 2024)

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 9,222,046
Audited adjustments to record:	
Net audit adjustments	33
Net capital per the preceding (as per the amended FOCUS Part II)	$ 9,222,079

SUPPLEMENTAL SCHEDULE I (CONTINUED)
IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
RECONCILIATION OF FORM X-17A-5 PART II FILING TO
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS	Consolidated	Subsidiary excluded and eliminations	I-Bankers Securities, Inc stand-alone Form X-17A-5 Part II filing
Cash and cash equivalents	$ 1,017,962	$ -	$ 1,017,962
Deposits with clearing oragnization	150,000	-	150,000
Accounts receivables	1,769,755	-	1,769,755
Due from clearing firm	781,603	-	781,603
Due from related parties	6,158,896	317,429	6,476,325
Financial instruments owned, at fair value	14,575,303	-	14,575,303
Other receivables	244,625	-	244,625
Investment in related entities - equity method	195,080	2,240,300	2,435,380
Property and equipment, net	2,556,206	(2,557,729)	(1,523)
Operating right of use assets	167,153	-	167,153
Prepaid expenses and other assets	329,411	-	329,411
Total Assets	$ 27,945,994	$ -	$ 27,945,994
LIABILITIES AND STOCKHOLDER'S EQUITY			
Liabilities			
Accounts payable and accrued expenses	$ 727,378	$ -	$ 727,378
Payable to clearing firm	433,827	-	433,827
Operating lease liability	171,539	-	171,539
Total Liabilities	1,332,744	-	1,332,744
Stockholders' equity			
Common stock, 100,000 shares of $.01 par value,			
Authorized, 53,000 shares issued and outstanding	530	-	530
Additional paid in capital	933,206	-	933,206
Less: Treasury stock	(320,000)	-	(320,000)
Retained Earnings	25,999,514	-	25,999,514
Total stockholders' equity	26,613,250	-	26,613,250
Total liabilities and stockholders' equity	$ 27,945,994	$ -	$ 27,945,994

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

Other business activities contemplated by Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 – No information to report.

The Entity claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3 for these business lines.

SCHEDULE III
INFORMATION RELATING TO
THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

Other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 – No information to report.

The Entity claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession or control requirements of Rule 15c3-3 for these business lines.

driven

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
IBS Holding Corporation:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of IBS Holding Corporation, (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Traced and compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Traced and compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Traced and compared any adjustments reported in Form SIPC-7 with supporting schedules and related schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Traced and compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

To the Board of Directors and Stockholders of
IBS Holding Corporation
Page 2

We were engaged by the Company to perform these agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Driven, PSC

Driven, P.S.C.
License No. 329 Expires December 1, 2027
Guaynabo, Puerto Rico
April 30, 2025


CPA
$5.00
$2.00

DPSC329-501
IBS HOLDING CORPORATION

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME: IBS HOLDING CORPORATION
SEC No.: 8-49385

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 3,794,866.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.	$ 6,095,910.00	
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 6,095,910.00
3	Add lines 1 and 2h		$ 9,890,776.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 197,385.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income — $ 47,512.00		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 47,512.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 244,897.00
7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$ 9,645,879.00

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 14,468.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2024 SIPC-7 or 7A		$ 14,416.00	
11	a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 247.00		
	b	Overpayment(s) applied on all 2024 SIPC-7 and 7A(s)	$ 0.00		
	c	Any other overpayments applied	$ 0.00		
	d	All payments applied for 2024 SIPC-6 and 6A(s)	$ 11,723.00		
	e	All payments applied for 2024 SIPC-7 and 7A(s)	$ 2,446.00		
	f	Add lines 11a through 11e		$ 14,416.00	
12		**LESSER** of line 10 or 11f.			$ 14,416.00
13	a	Amount from line 8		$ 14,468.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 14,416.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 52.00
14		Interest (see instructions) for 57 days late at 20% per annum			$ 2.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 54.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-49385	DEA: FINRA	2024	Dec

MEMBER NAME
MAILING ADDRESS
IBS HOLDING CORPORATION
1200 N FEDERAL HWY STE 215
BOCA RATON, FL 33432

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

IBS HOLDING CORPORATION
(Name of SIPC Member)

Alan Levin
(Authorized Signatory)

4/29/2025
(Date)

alan@ibsgroup.net
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC.
Reconciliation of FOCUS Part IIA Revenues to
SIPC-7A Revenues
For the Year Ended December 31, 2024

Total Revenues Per FOCUS Part II	$	3,729,975
Total Revenues per SIPC-7A		3,794,866
Reconciling amount	$	64,891
SIPC 7 underreported revenues	$	64,891

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
IBS Holding Corporation:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which IBS Holding Corporation (the "Company") stated that:

1) The Company claimed an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3,

2) The Company stated that it met the identified provision in 17 C.F.R. § 240. 15c3-3(k) throughout the most recent fiscal year without exception, and;

3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) Proprietary trading; and (2 receiving transaction-based compensation for identifying potential merger and acquisition and financing opportunities for clients, placement fees, underwriting and advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

4) The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

To the Board of Directors and Stockholders of
IBS Holding Corporation
Page 2

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Driven, P.S.C.

License No. 329 Expires December 1, 2027

Guaynabo, Puerto Rico

April 30, 2025

DPSC329-500
IBS HOLDING CORPORATION

I-Bankers
SECURITIES
Member FINRA/SIPC

MANAGEMENT EXEMPTION REPORT

IBS Holding Corporation (dba I-Bankers Securities Inc.), (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.
(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) proprietary trading; (2) receiving transaction-based compensation for identifying potential merger and acquisition and financing opportunities for clients, placement fees, underwriting, and advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

IBS Holding Corporation dba I-Bankers Securities, Inc.

I, Alan B. Levin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Alan B. Levin

By: Alan B. Levin
Chief Financial Officer
April 30, 2025